EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Hub Deals Corp. (the “Company”) on Form S-1/A of our report dated February 26, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, relating to our audit of the balance sheets as of December 31, 2019 and 2018, and the statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2019, and related notes, which report appears in the Prospectus, which is part of this amended Registration Statement.

We also consent to the reference to us under the caption “Experts” in this Registration Statement.

/s/ Boyle CPA, LLC

Boyle CPA, LLC

Bayville, NJ

August 24, 2020